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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


    Energy Convergence Holding Company hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming an exemption pursuant to Rule 2 from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), except section 9(a)(2) of the Act, by operation of section 3(a)(1) of the Act,15 U.S.C. (S) 79c(a)(1), and submits the following information:

     1. Name, state of organization, location, nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                    Claimant
                                    --------

     Name:  Energy Convergence Holding Company
     State of Organization: Illinois
     Location:  500 South 27th Street

     Decatur, Illinois 62525

     Nature of business: Ownership of the voting securities of Energy
     Convergence Acquisition Corporation and Dynegy Acquisition Corporation,
     Inc. Neither of these subsidiaries has any assets, revenues or operations at present. Claimant will merge Dynegy Inc. ("Dynegy"), a Delaware corporation, into Dynegy Acquisition Corporation. Dynegy is an energy production, processing and marketing company with no public utility assets and no public utility subsidiaries or affiliates as defined under the Act. Claimant also will merge Illinova Corporation ("Illinova"), an Illinois business corporation and a public utility holding company into Energy Convergence Acquisition Company. Illinova is exempt from all provisions of the Act except Section 9(a)(2) by virtue of Section 3(a)(1) of the Act. Illinova and each of the public-utility subsidiary companies from which it derives a material part of its income are predominantly intrastate in character and conduct their business substantially within the State of Illinois. Illinova Corporation,
               --------------------
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     HCAR No. 8305 (May 18, 1994) (approving formation of Illinova and exemption under Section 3(a)(1) of the Act).

     Claimant intends to close these acquisitions during the first quarter of the year 2000, and further proposes to file in accordance with Rule 2 an updated statement of exemption prior to March 1, 2000. Claimant's activities as a holding company as defined within Section 2(a)(7) of the Act pertain to Illinois public-utility operations, the public-utility operations conducted by Illinova pursuant to its exemption under Section 3(a)(1) of the Act.

                  Energy Convergence Acquisition Corporation
                  ------------------------------------------

     Name: Energy Convergence Acquisition Corporation

     State of Organization: Illinois

     Location: 500 South 27th Street

     Decatur, Illinois 62525

     Nature of business: will merge into Illinova.

                        Dynegy Acquisition Corporation
                        ------------------------------

     Name:    Dynegy Acquisition Corporation

     State of Organization: Delaware

     Location:    1000 Louisiana Street Suite 5800
                  Houston, Texas 77002

     Nature of business: will merge into Dynegy.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of the State.

                                       2
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                                    Claimant
                                    --------

     Neither Claimant nor any of its subsidiaries are public utility companies or own public utility assets as defined under the Act.

                                    Illinova
                                    --------


     All utility assets are located in the State of Illinois and are operated by subsidiaries of Illinova. Three subsidiaries of Illinova own and operate utility assets, Illinois Generating Company ("Illinova Generating"), Illinois Power Company ("Illinois Power"), and Illinova Power Marketing, Inc. Each is an Illinois business corporation. Illinois Generating Company owns a 20-percent interest in the outstanding common stock of Electric Energy, Inc. ("EEInc.") EEInc. is the owner of a 1,104 MW coal-fired generating facility located in Joppa, Illinois (the "EEI Facility"). EEInc. was organized for purposes of generating electricity for sale to a nuclear fuel processing facility operated by U.S. Enrichment Corp. and located in Paducah, Kentucky ("Paducah Plant"). Approximately 70 percent of the output produced by the EEI Facility is sold to the Paducah Plant pursuant to a long-term contract. The Commission treats the transaction with the federal government as unique and disregards those sales for the purposes of administering standards based upon sales under the Act. Union Electric Co., 40 S.E.C. 1072 (1962). For the reasons discussed in the
------------------
request for the Illinova Generating Company No Action Letter released on October
                ---------------------------
22, 1996, this transaction effectively is an Illinois transaction. The remaining 30 percent of the capacity produced by the EEI Facility is sold on a pro-rata basis to the facility's owners. Illinova Generating's pro-rata share of the surplus capacity produced by the EEI Facility is sold to Illinois Power pursuant to a long-term contract, and is resold by Illinois Power.

     Illinois Power is a wholly-owned subsidiary of Illinova. Illinois Power is an electric and natural gas public utility operating company that owns electric generation, transmission and distribution facilities and natural gas distribution facilities located in the State of Illinois. Illinois Power provides retail electric service to approximately 570,000 customers and retail natural gas service to approximately 400,000 customers, who are located throughout portions of northern, central, and southern Illinois. Illinois Power's retail operations are subject to the jurisdiction of the Illinois Commerce Commission. Illinois Power owns approximately 2,828 miles of transmission facilities located in the State of Illinois, with ratings from 69 to 345 kilovolts. These facilities are interconnected with the following entities: Ameren Corp., American Electric Power Service Company ("AEP"), Central Illinois Light Company, City of Springfield, Illinois, Commonwealth Edison Company ("ComEd"), Electric Energy, Inc., Louisville Gas and Electric Company ("LG&E"), MidAmerican Energy Company, Southern Illinois Power Cooperative, Soyland Power Cooperative, Inc., Tennessee Valley Authority, and Western Illinois Power Cooperative.

     Illinova Power Marketing, Inc., owns eight fossil-fired generating facilities with an aggregate capacity of approximately 3,812 MW. These facilities are: (a) the Baldwin Power Station, a 1751 MW generating facility located near Baldwin, Illinois; (b) the Havana Power Station, a 666 MW generating station located near Havana, Illinois; (c) the Hennepin Power Station, a 289 MW generating facility near Hennepin, Illinois; (d) the Oglesby Gas Turbines, a


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60 MW generating facility located in LaSalle County, Illinois; (e) the Stallings
Gas Turbines, a 77 MW generating station located in Madison County, Illinois;
(f) the Vermilion Power Station, a 185 MW generating station located near Oakwood, Illinois; (g) the Wood River Power Station, a 607 MW generating facility located near Alton, Illinois; and (h) the Tilton Energy Center, a 176
MW generating plant located in Tilton, Illinois. It also owns a 50-percent interest in three combustion turbines with a combined net capacity of 5.25 MW located in Bloomington, Illinois. It is a public-utility subject to the jurisdiction of the Illinois Commerce Commission, and its wholesale sales of electricity arc subject to the jurisdiction of the Federal Energy Regulatory Commission.

                                     Dynegy
                                     ------

     Neither Dynegy nor any of their subsidiaries are public utility companies or own public uti1ity assets as defined under the Act.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies.

     Neither Claimant nor Dynegy nor any of their subsidiaries are public utility companies or own public utility assets as defined under the Act; therefore, the following responses are limited to Illinova.

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

     In calendar 1998 Illinois Power had electric sales of 36,931 million KWH and distributed 503 million therms of natural gas at retail, all within the State of Illinois. No natural gas or electric power purchases made by Illinois Power occur outside the State of Illinois.

         (b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     No retail sales outside of Illinois.

         (c) Number of kwh. of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

     All wholesale sales are within Illinois.

         (d) Number of kwh. of electric energy and Mcf of natural or manufactured gas purchased at wholesale outside the State in which each such company is organized or at the State line.

     All energy purchases are made within Illinois.

                                       4
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     4.   The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          (e) Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.

     Illinova and Dynegy own the following interests in the following Exempt Wholesale Generators and Foreign Utility Companies.


                                    Illinova
                                    --------

4.1  IGC/ERI Pan-Am Generating

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:         IGC/ERI Pan-Am Thermal Generating Limited
          Address:             c/o Maples and Calder
                               Ugland House, P.O. Box 309
                               South Church Street, George Town

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                               Grand Cayman, Cayman Islands
          Location:            Chorrera, Panama
          Facility:            96 MW heavy fuel oil-fired diesel engine
                               generating plant

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC International, Inc., a Cayman Island exempted company with limited liability, owns 50% directly of IGC/ERI Pan-Am Thermal Generating Limited, a Cayman Island exempted company with limited liability (with a branch in Panama), owner and operator of the plant. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:    None
          Guarantee:           None
          Other Obligations:   None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:      None
          Earnings:            None

     E. Identify any service, sales or construction contracts) between the EWG or foreign utility company and a system company, and describe the services to be rendered utility or goods sold and fees or revenues under such agreements):

          North American Energy Services (NAES) has an indirect contract to provide operations and maintenance services for the plant. The operating and maintenance fee is approximately US $17,000 per month. There are also provisions for incentive fees based on plant performance parameters. NAES is wholly owned directly by Illinova Generating Company.


4.2  Plantas Eolicas

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution

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          of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of FUCo:    Plantas Eolicas S. de R.L.
          Address:         29th Street, 3rd and 5th Avenues
                           San Jose, Costa Rica
          Location:        Tilaran, Costa Rica
          Facility:        20 MW wind-powered generating plant

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC (Wind), LLC, a Cayman Island limited liability company owns 65% directly and 35% indirectly of Plantas Eolicas S. de R.L., owner and operator of the plant. The PESA Trust owns 35% indirectly of Plantas Eolicas S. de R.L. IGC (Wind), LLC is beneficial owner of 100% of The PESA Trust. The PESA Trust owns 100% of Generacion Eolica, LTDA., a Costa Rican limitada, which owns 35% directly of Plantas Eolicas S. de R.L. IGC (Wind), LLC is a wholly owned subsidiary of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:    Approximately US $17,800,000
          Guarantee:           None
          Other Obligations:   None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:      None
          Earnings:            Approximately (US $443,440)

     E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements):

          None

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4.3  Aguaytia

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:   Aguaytia Energy Del Peru S.R.Ltda
          Address:       Av. Camino Real 111, Piso
                         San Isidro
                         Lima 27, Peru

          Location:      Aguaytia, Peru

          Facility:      155 MW gas-fired generating plant; natural gas field,
                         gas processing and compression facilities; 430 km of 220 kV transmission line; 216 km of gas pipeline; 113 km of natural gas liquids pipeline; and natural gas liquids fractionation and storage facilities.

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC Aguaytia Partners, LLC, a Cayman Island limited liability company, owns 15.78% indirectly of Aguaytia Energy Del Peru S.R.Ltda, a Peru limitada, owner and operator of the plant and facilities. IGC Aguaytia Partners, LLC owns 15.78% directly of Aguaytia Energy, LLC, a Delaware limited liability company. Aguaytia Energy, LLC owns 97.2238% directly and 2.7762% indirectly of Aguaytia Energy Del Peru S.R.Ltda. Aguaytia Energy, LLC owns 100% directly of Peru Energy Holdings, a Cayman Island limited liability company. Aguaytia Energy, LLC owns 99% directly and Peru Energy Holdings owns 1% directly of Peru Energy Holdings, LLC, a Delaware limited liability company. Peru Energy Holdings, LLC owns 2.7762% directly of Aguaytia Energy Del Peru S.R.Ltda. IGC Aguaytia Partners, LLC is owned 99% directly by IGC International II, Inc. and 1% directly by IGC International, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                                       8
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          Capital Invested:    Approximately US $27,983,559
          Guarantee:           None
          Other Obligations:   None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:


          Capitalization:    Approximately US $6,613,084
          Earnings:          Approximately (US $3,228,000)

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          None

4.4  Termoelectrica Las Flores

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of FUCo:      Fideicomiso Fidugan-Termoelectrica Las Flores
          Address:           Carrera 7 No. 71-52 Torre A Piso 10
                             Sante Fe de Bogota, D.C., Colombia

          Name of FUCo:      Flores II Ltda. & Cia S.C.A. E.S.P.
          Address:           Carrera 7 No. 71-52 Torre A Piso 10
                             Sante Fe de Bogota, D.C., Colombia

          Name of FUCo:      Flores III Ltda. & Cia S.C.A. E.S.P.
          Address:           Carrera 7 No. 71-52 Torre A Piso 10
                             Sante Fe de Bogota, D.C., Colombia

          Name of FUCo:      FIG Leasing International III, Inc.
          Address:           c/o Maples and Calder
                             Ugland House, P.O. Box 309
                             South Church Street, George Town
                             Grand Cayman, Cayman Islands
          Location:          Barranquilla, Colombia
          Facility:          400 MW gas-fired generating plant (Unit 1 is 150
                             MW, Unit 2 is 100 MW and Unit 3 is 150 MW)

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     B.   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC Flores Partnership, LLC, a Cayman Island limited liability company, owns 49.5% indirectly and IGC Flores Partnership II, LLC, a Cayman Island limited liability company, owns 0.5% indirectly of Fideicomiso Fidugan-Termoelectrica Las Flores, a Colombia Trust, owner and operator of Flores Unit 1. IGC Flores Partnership, LLC owns 99% directly and IGC Flores Partnership II, LLC owns 1% directly of Flores Holding Ltda, a Colombian limitada. Flores Holding Ltda owns 50% directly of Fideicomiso Fidugan-Termoelectrica Las Flores. IGC Flores Partnership, LLC and IGC Flores Partnership 11, LLC are each owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is owned directly by Illinova Generating Company, an Illinois corporation.

          IGC Flores Partnership, LLC, a Cayman Island limited liability company, owns 49.49% indirectly and IGC Flores Partnership II, LLC, a Cayman Island limited liability company, owns 0.51% indirectly of Flores II Ltda. & Cia S.C.A. E.S.P., a Colombia ESP, owner and operator of Flores Unit 2. IGC Flores Partnership, LLC owns 99% directly and IGC Flores Partnership II, LLC owns I% directly of Flores Holding Ltda, a Colombian limitada. Flores Holding Ltda owns 49.99% directly of Flores 11 Ltda., a Colombia limitada. IGC Flores Partnership II, LLC owns 0.01% directly of Flores II Ltda. Flores II Ltda. owns 99.99% directly of Flores II Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership II, LLC owns 0.0025% directly of Flores II Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership, LLC and IGC Flores Partnership II, LLC are each owned 99% directly by IGC International, Inc. and 1 % directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          IGC Flores Partnership, LLC, a Cayman Island limited liability company, owns 49.48762% indirectly and IGC Flores Partnership II, LLC, a Cayman Island limited liability company, owns 0.0025% directly and 0.50986% indirectly of Flores III Ltda. & Cia S.C.A. E.S.P., a Colombia ESP, owner and operator of Flores Unit 3. IGC Flores Partnership, LLC owns 99% directly and IGC Flores Partnership 11, LLC owns 1% directly of Flores Holding Ltda, a Colombian limitada. Flores Holding Ltda owns 49.99% directly of Flores III Ltda., a Colombia limited. Flores Holding Ltda also owns 0.0025% directly of Flores III Ltda. & Cia S.C.A. E.S.P. Flores III Ltda. owns 99.99% directly of Flores III Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership, LLC and IGC Flores Partnership II, LLC are each owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted

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          company with limited liability, is wholly owned directly by IGC
          International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          IGC Flores Partnership, LLC, a Cayman Island limited liability company, owns 50% directly of FIG Leasing International III, Inc., a Cayman Island limited liability company, which leases generating equipment to Flores III Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:     Approximately US $63,947,315
          Guarantee:            None
          Other Obligations:    None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:       Approximately US $11,757,223
          Earnings:             Approximately US $ 4,741,463

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          Fideicomiso Fidugan-Tertnoelectrica Las Flores, Flores II Ltda. & Cia S.C.A. E.S.P. and Flores III Ltda. & Cia S.C.A. E.S.P. have contracts with FIG Equipment, LLC, for the supply of parts for the turbo-generating equipment. FIG Equipment, LLC, a Cayman Island limited liability company is owned 50% directly by IGC Flores Partnership, LLC. IGC Flores Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

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4.5  Frontier

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:  Tenaska Frontier Partners, Ltd.
          Address:      1044 N. II 5th Suite 400 Omaha, NE 68154
          Location:     Grimes County, Texas
          Facility:     830 MW gas-fired generating plant

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC Grimes County, Inc., an Illinois corporation, owns a 0.1% general partnership interest directly in Tenaska Frontier Partners, Ltd., a Texas limited partnership, owner and operator of the plant. IGC Grimes Frontier, Inc., an Illinois corporation, owns a 9.9% limited partnership interest directly in Tenaska Frontier Partners, Ltd. IGC Grimes County, Inc. and IGC Grimes Frontier, Inc. are both wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:     Approximately US $2,064,000
          Guarantee:            None
          Other Obligations:    Approximately US $8, 500,000

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:      None
          Earnings:            None

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     E.   Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          None

4.6  Uch Power Limited

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:  Uch Power Limited
          Address:      11, Shahid Plaza, Blue Area
                        Islamabad, Pakistan
          Location:     Uch, Pakistan
          Facility:     586 MW gas-fired generating plant

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC Uch, LLC, a Cayman Island limited liability company, owns 15.405% indirectly in Uch Power Limited, a Pakistani public limited company, owner and operator of the plant. IGC Uch, LLC owns a 50% equity interest directly in Tenaska-Illinova Generating LDC, a Cayman Island limited liability company, which owns a 98% equity interest directly in TUPL (L) Corp., a Malaysian corporation. IGC Uch, LLC also owns a 1% equity interest directly in TUPL (L) Corp. TUPL (L) Corp. owns a 30.81% equity interest directly in UPLHC-1, a Cayman Island limited duration company and a 3 0.8 1 % equity interest directly in UPLHC-2, a Cayman Island limited duration company. UPLHC- I holds a 99% equity interest directly in Uch Power Limited. UPLHC-2 holds a I% interest directly in Uch Power Limited. IGC Uch, is owned 99% directly by IGC International II, Inc. and 1% directly by IGC International, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:    Approximately US $15,735,00
          Guarantee:           Approximately US $22,380,000 letter of credit
          Other Obligations:   None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:      Approximately US $29,077,000 (for fiscal year
                               ended December 31, 1998)
          Earnings:            None

     E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          None

4.7  Elcosa, Honduras

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:   Electricidad de Cortes S. de R.L. de C.V.
          Address:       Nueva Calle Entre Diez y Once Avenidas
                         Barrio El Farro
                         Puerto Cortes
                         Honduras, C.A.
          Location:      Puerto Cortes, Honduras
          Facility:      80 MW heavy fuel oil-fired diesel engine generating
                         plant

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC ELCO Partnership, LLC, a Cayman Island limited liability company, owns 15.2% directly and 10% indirectly of Electricidad de Cortes S. de R.L. de C.V., a Honduras corporation, owner and operator of the plant. IGC ELCO Partnership, LLC owns 66.7% directly of ELCO Power Investment Company LLC, a Cayman Island limited liability company, which owns 15% directly of Electricidad de Cortes S. de R.L. de C.V. IGC ELCO Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

         Capital Invested:      Approximately US $8,908,064
         Guarantee:             None
         Other Obligations:     None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

         Capitalization:       None
         Earnings:             Approximately US $4,417,227

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         North American Energy Services (NAES) has an indirect contract to provide operations and maintenance services for the plant. The operating and maintenance fee is approximately US $23,000 per month. There are also provisions for incentive fees based on plant performance parameters. NAES is wholly owned directly by Illinova Generating Company.

4.8  Doctor Bird, Jamaica

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

         Name of EWG:   Jamaica Energy Partners
         Address:       CDC Building, First Floor
                        2 Holbom Road
                        Kingston IO, Jamaica, West Indies
         Location:      Old Harbour Bay, Jamaica
         Facility:      74 MW heavy fuel oil-fired generating plant

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          IGC Jamaica Partnership, LLC, a Cayman Island limited liability company, owns 17.55% indirectly of Jamaica Energy Partners, a Jamaica general partnership, owner and operator of the plant. IGC Jamaica Partnership, LLC owns 17.73% directly of Doctor Bird Power Company Ltd., a St. Lucia private company, which owns 99% directly of Jamaica Energy Partners. IGC Jamaica Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:     Approximately US $6,284,730
          Guarantee:            None
          Other Obligations:    None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:       None
          Earnings:             Approximately US $6,512,170

     E. Identify any service, sales or construction contracts) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements):

          North American Energy Services (NAES) has an indirect contract to provide operations and maintenance services for the plant. The operating and maintenance fee is approximately US $31,000 per month. There are also provisions for incentive fees based on plant performance parameters. NAES is wholly owned directly by Illinova Generating Company.

     Through its equity interest in the Indeck North America Power Fund, L.P. ("INAP"), an investment fund, Illinova Generating owns an eight-percent interest in Indeck Pepperell Power Associates, Inc. ("Indeck Pepperell") and a six-percent interest in the Harbor Cogeneration Company ("Harbor Cogeneration"). Indeck Pepperell is the owner of a 39 MW gas-fired facility located in Pepperell, Massachusetts. Harbor Cogeneration is the owner of a 79 MW Cogeneration EWG facility located in the Wilmington Oil Field Harbor, California.

                                     Dynegy
                                     ------

4.9  El Segundo, California

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name:      El Segundo Power, LLC
          Address:   Attn: Gina Ulbricht
                     1000 Louisiana
                     Suite 5800
                     Houston, TX 77002
          Location:  301 Vista Del Mar El Segundo, CA 90245
          Facility:  1020 MW natural gas and/or fuel-oil fired peaking facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Dynegy Inc., a Delaware corporation, owns 50% indirectly of El Segundo Power, LLC, a Delaware limited liability company, owner and operator of the plant. Dynegy, Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns l00% directly of El Segundo Power, LLC.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:    Approximately US $80,216,240
          Guarantee:           Approximately US $9,250,000 subject to guaranty
                               reimbursement agreements with a third-party
                               equity partner for 50% of the guaranteed amounts.
          Other Obligations:   Approximately US $3,100,000

      D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:      Approximately US $80,216,240
          Earnings:            Approximately US $52,767,536

      E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          The EWG entered into an Energy Management Agreement with Electric Clearinghouse, Inc. (predecessor-in-interest to a Dynegy subsidiary) and National Gas Clearinghouse (predecessor-in-interest of Dynegy) regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement with Destec Management Services, Inc. (predecessor-in-interest to a Dynegy subsidiary) to provide business management and accounting services for a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses. The EWG entered into a Master Swap Agreement with Natural Gas Clearinghouse regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive.

4.10  Long Beach, California

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:   Long Beach Generation LLC
          Address:       Attn: Business Manager
                         1000 Louisiana
                         Suite 5800
                         Houston, TX 77002
          Location:      2665 West Seaside Boulevard Terminal Island
                         Long Beach, CA 90802
          Facility:      560 MW natural gas and/or fuel-oil fired peaking
                         facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Dynegy Inc., a Delaware corporation, owns 50% indirectly of Long Beach Generation LLC, a Delaware limited liability company, owner and operator of the plant. Dynegy, Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP

          (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns l00% directly of Long Beach Generation LLC.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:   Approximately US $26,460,914
          Guarantee:          Approximately US $4,000,000 subject to guaranty
                              reimbursement agreements with a third-party equity
                              partner for 50% of the guaranteed amounts.
          Other
          Obligations:        Approximately US $2,000,000

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:     Approximately US $26,460,914
          Earnings:           Approximately US $960,356

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          The EWG entered into an Energy Management Agreement with Electric Clearinghouse, Inc. (predecessor-in-interest to a Dynegy subsidiary) and Natural Gas Clearinghouse (predecessor-in-interest of Dynegy) regarding wholesale management and marketing of electrical energy and volume of gas managed. The EWG entered into an Administrative Services Agreement with Destec Management Services, Inc. (predecessor-in-interest to a Dynegy subsidiary) to provide business management and accounting services for a fee equal to the sum of hourly labor costs, an agreed profit margin, and costs and expenses. The EWG entered into a Master Swap Agreement with Natural Gas Clearinghouse regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive.

4.11  Commonwealth Atlantic, Virginia

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:       Commonwealth Atlantic Limited Partnership
          Business Address:  Attn: Chickahominy River Energy Corp.,
                             Managing General Partner
                             2500 Fair Lakes Circle, Suite 200
                             Fairfax, VA 22033

          Location:          2837 South Military Highway
                             Chesapeake, VA 23323

          Facility:          340 MW natural gas and/or oil-fired peaking
                             facility

      B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Dynegy Inc., a Delaware corporation, owns 50% indirectly of Commonwealth Atlantic Limited Partnership, a Virginia limited partnership, owner and operator of the plant. Dynegy, Inc. owns
          100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of James River Energy Corp., a Virginia corporation. James River Energy Corp. owns 50% of Commonwealth Atlantic Limited Partnership.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:     Approximately US $126,721,378
          Guarantee:            None
          Other Obligations:    None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:       Approximately US $418,836
          Earnings:             Approximately US $3,706,863

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          None

4.12  Hartwell, Georgia

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:       Hartwell Energy Limited Partnership
          Business Address:  Attn:  Managing General Partner
                             ANP Hartwell Energy Company,
                             1000 Memorial Drive, Suite 500
                             Houston, Texas 77024

          Location:          415 Smith-McGee Highway
                             Hartwell, Georgia 30643

          Facility:          300 MW natural gas and/or oil-fired peaking
                             facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Dynegy Inc., a Delaware corporation, owns 50% indirectly of Hartwell Energy Limited Partnership, a Delaware limited partnership, owner and operator of the plant. Dynegy Inc. owns I00% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Hartwell Independent Power Partners, Inc., a Delaware corporation. Hartwell Independent Power Partners, Inc. owns 1% directly of Hartwell Energy Limited Partnership. Dynegy Power Corp. also owns 100% directly of Hart County IPP, Inc., a Delaware Corporation. Hart County IPP, Inc. owns 49% directly of Hartwell Energy Limited Partnership.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:     Approximately US $151,729,763
          Guarantee:            Approximately US $139,000,000
          Other Obligations:    Approximately US None

      D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:       Approximately US $1,370,538
          Earnings:             Approximately US $5,160,703

      E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          None

4.13  Encina (Cabrillo I), California

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:     Cabrillo Power I LLC
          Address:         Attn: Business Manager
                           1000 Louisiana
                           Suite 5800
                           Houston, TX 77002

          Location:        4600 Carlsbad Boulevard
                           Carlsbad, CA 92008

          Facility:        965 MW natural gas and/or fuel-oil fired peaking
                           facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Dynegy Inc., a Delaware corporation, owns 50% indirectly of Cabrillo Power I LLC, a Delaware limited liability company, owner and operator of the plant. Dynegy, Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns 100% directly of Cabrillo Power I.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:    None
          Guarantee:           None
          Other Obligations:   None

      D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:      None
          Earnings:            None

      E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements):

          None

4.14  Cabrillo II (Combustion Turbines, multiple locations), California

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:   Cabrillo Power II LLC
          Address:       Attn: Business Manager
                         1000 Louisiana
                         Suite 5800
                         Houston, TX 77002


          Locations and Facilities:

          (i)    Division Street Combustion Turbine
                 3200 Harbor Drive
                 San Diego, CA 92113

                 Facility:  13 MW fuel-oil fired peaking facility

          (ii)   El Cajon Combustion Turbine
                 800 West Main Street
                 El Cajon, CA 92020

                 Facility:  13 MW natural gas and/or fuel-oil fired peaking facility

          (iii)  Kearny Combustion Turbines-Kearny Unit One
                 5460 Overland Road
                 San Diego, CA 92123

                 Facility:  15 MW natural gas and/or fuel-oil fired peaking facility

          (iv) Kearny Combustion Turbines-Kearny Power Block Two and Kearny Power Block Three
                 5459 Complex Street
                 San Diego, CA 92123

                 Facility:  112 MW natural gas and/or fuel-oil fired peaking facility

          (v)    Miramar Combustion Turbines
                 6897 Consolidated Way
                 San Diego, CA 92121

                 Facility:  33 MW natural gas and/or fuel-oil fired peaking facility

          (vi)   Naval Station Combustion Turbine
                 U.S. Naval Station, Building 3247
                 Surface Navy Boulevard
                 San Diego, CA 92136

                 Facility:  20 MW natural gas and/or fuel-oil fired peaking facility

          (vii)  Naval Training Center Combustion Turbine
                 U.S. Marine Corps Recruit Depot
                 Building 566, Neville Road
                 San Diego, CA 92133

                 Facility:  13 MW natural gas and/or fuel-oil fired peaking facility

          (viii) North Island Combustion Turbine (Unit One and Two) North Island Naval Air Station, Building 370,
                 Rogers Street and Quay Road
                 Coronado, CA 92135

                 Facility:  34 MW natural gas and/or fuel-oil fired peaking facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Dynegy Inc., a Delaware corporation, owns 50% indirectly of Cabrillo Power II LLC, a Delaware limited liability company, owner and operator of the plant.

          Dynegy, Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns 100% directly of Cabrillo Power II.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:    None
          Guarantee:           None
          Other Obligations:   None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:      None

          Earnings:            None

     E. Identify any service, sales or construction contracts) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          None


4.15  Rocky Road, Illinois

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:   Rocky Road Power, LLC
          Address:       Attn: Business Manager
                         1000 Louisiana
                         Suite 5800
                         Houston, TX 77002

          Location:      1221 Power Drive
                         East Dundee, IL 60118

          Facility:      250 MW (nominal) natural gas-fired peaking facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Dynegy Inc., a Delaware corporation, owns 50% indirectly of Rocky Road Power, LLC, a Delaware limited liability company, owner and operator of the plant and facilities. Dynegy, Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of RRP Company, a Delaware corporation. RRP Company owns 100% directly of Termo Santander Holding, LLC, a Delaware limited liability company. Teryno Santander Holding, LLC owns 50% directly of Rocky Road Power, LLC.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:   Approximately US $49,110,876

          Guarantee:          None
          Other Obligations:  None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:     Approximately US $49,110,876
          Earnings:           None

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          None

     Through its equity interest in the INAP investment fund Dynegy owns a 6.8966-percent interest in Harbor Cogeneration and a 7.4074-percent interest in Indeck Pepperell.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this day of December, 1999.


Energy Convergence Holding Company


By:
   ----------------------------------
Name:  Larry F. Altenbaumer
Title:  Vice President and Secretary


CORPORATE SEAL

Attest:

-------------------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



--------------------------------------------------------------------------------
     (Name)                             (Title)


--------------------------------------------------------------------------------
     (Address)

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Kenneth E. Randolph, Senior Vice President and General Counsel
1000 Louisiana, Suite 5800,
Houston, Texas 77002

                                   EXHIBIT A

          A Consolidating Statement Of Income And Surplus Of The Claimant And Its Subsidiary Companies As Of The Close Of Such Calendar Year, Together With A Consolidating Balance Sheet Of Claimant And Its Subsidiaries As Of The Close Of Such Calendar Year.

                                    Claimant


                                     None.


                                    Illinova

Form I0-K, filed with the United States Securities and Exchange Commission by Illinova for the calendar year ended December 31, 1998, Commission file number:
1-11327, is hereby incorporated by reference.

                                     Dynegy

Form 10-K, filed with the United States Securities and Exchange Commission by Dynegy Inc. for the calendar year ended December 31, 1998, Commission file number: 1-11156, is hereby incorporated by reference.

                                   EXHIBIT B

                          EDGAR FINANCIAL DATA TABLES

                                    CLAIMANT
                                      None

                                  DYNEGY INC.

                             FINANCAL DATA SCHEDULE
                               (Multiplier-1,000)

Period Type                         Three Months                Three Months
Fiscal Year End                December 31, 1999                July 1, 1998
Period Start                        July 1, 1999                July 1, 1998
Period End                    September 30, 1999          September 30, 1998
Cash                                      28,337                      28,367
Securities                                     0                           0
Receivables                            1,952,808                   1,623,738
Allowances                                     0                           0
Inventory                                296,268                     149,901
Current Assets                         2,743,962                   2,117,241
PP&E                                   2,741,274                   2,446,878
Depreciation                            (598,048)                   (514,771)
Total Assets                           6,414,460                   5,264,237
Current Liabilities                   (2,463,462)                 (2,026,323)
Bonds                                          0                           0
Preferred Mandatory                            0                           0
Preferred                                (75,418)                    (75,418)
Common                                    (1,557)                     (1,533)
Other - SE                            (1,181,880)                 (1,126,530)
Total Liability and Equity            (6,414,460)                 (5,264,237)
Sales                                 (4,584,929)                 (4,586,515)
Total Revenues                        (4,585,929)                 (4,586,515)
CGS                                    4,426,115                   4,480,530
Total Costs                            4,426,115                   4,480,530
Other Expenses                            10,725                       2,931
Loss Provision                                 0                           0
Interest Expense                          22,039                      21,185
Income Pretax                            (75,434)                    (63,739)
Income Tax                                24,742                      20,094
Income Continuing                        (50,692)                    (43,645)
Discontinued                                   0                           0
Extraordinary                                  0                           0
Changes                                        0                           0
Net Income                               (50,692)                    (43,645)
EPS Basic                                   0.33                        0.29
EPS Diluted                                 0.30                        0.27

                              Illinova Corporation

                              Financial Data Table
                             (Multiplier-1,000,000)


Currency                                                             Default
Period Type                                                         9 Months
Fiscal Year End                                            December 31, 1999
Period Start                                                 January 1, 1999
Period End                                                September 30, 1999
Exchange Rate                                                              1
Book Value                                                          Per Book
Total Net Utility Plant                                                4,489
Other Property and Investments                                           270
Total Current Assets                                                     672
Total Deferred Charges                                                 1,086
Other Assets                                                               0
Total Assets                                                           6,517
Common                                                                 1,172
Capital Surplus Paid In                                                    0
Retained Earnings                                                         14
Total Common Stockholders Equity                                       1,186
Preferred Mandatory                                                      193
Preferred                                                                 47
Long Term Debt Net                                                     1,944
Short Term Notes                                                         107
Long Term Notes Payable                                                  175
Commercial Paper Obligations                                             280
Long Term Debt Current Port                                              236
Preferred Stock Current                                                    0
Capital Lease Obligations                                                  0
Leases Current                                                             0
Other Items Capital and Liability                                      6,517
Gross Operating Revenue                                                1,928
Income Tax Expense                                                        56
Other Operating Expenses                                               1,673
Total Operating Expenses                                               1,673
Operating Income Loss                                                    255
Other Income Net                                                          29
Income Before Interest Expense                                           284
Total Interest Expense                                                   152
Net Income                                                                77
Preferred Stock Dividends                                                  1
Earnings Available for Comm                                               78
Common Stock Dividends                                                    64
Total Interest on Bonds                                                   96
Cash Flow Operations                                                      77
EPS Basic                                                               1.12
EPS Diluted                                                             1.12

                                   EXHIBIT C

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


                                    Illinova

Illinova Corporation owns

     100% of Illinova Generating Company, which owns

     (1)  100% IGC Grimes County, Inc, which owns

          0.1% GP interest in Tenaska Frontier Partners, Ltd.

     (2)  100% IGC Grimes County Frontier, Inc., which owns 9.9% LP interest in

          Tenaska Frontier Partners, Ltd

     (3)  49% COE(Gencoe) Corp., which owns

          20.10% of COE (UK) Corp., which owns

          33.33% Encoe Partners

     (4)  79.9% COE (UK) Corp., which owns

          33.33% Encoe partners

     (5)  100% of IGC Global, Inc., which owns

          100% IGC International, Inc., which owns

          (1) 50% IGC/ERI Pan-AM Thermal Generating Limited
          (2) 100% IGC International II, Inc., which owns
               (i) 1% IGC Flores Partnership, LLC, which owns 50% FIG Leasing International III, LLC

               (ii)  99% IGC Uch, LLC,
               (iii) 1% IGC ELCO Partnership, LLC,
               (iv)  1% IGC Jamaica Partnership, LLC
               (v)   1% IGC Aguaytia Partners, LLC
               (vi)  1% IGC Lores Partnership, LLC
               (vii) 1% IGC Flores Partnership II, LLC

          (3)  99% IGC Flores Partnership, LLC, which owns

               (i)   50% FIG Leasing International III, LLC,

               (ii)  99% Flores Holding Ltda, which owns

                    (x)    50% Fideicomiso Fidugan-Temoelectrica Las Flores
                    (xx)   0.0025% Flores II Ltda & Cia SCO ESP
                    (xxx)  49.9% Fores III Ltda, which owns
                           99.99% Flores III Ltda & Cia SCA Esp

          (4) 99% IGC Flores Partnership II, LLC, which owns

               (i)   1% Flores Holding Ltda, which owns

                     50% Fideicomiso Fidugan-Temoclectrica Las Flores

               (ii)  0.01% Flores II Ltda, which owns

                     99.9% Flores II Ltda & Cia SCA ESP

               (iii) 0.0025% Flores II Ltda & Cia SCA ESP

               (iv)  0.01 % Flores III Ltda, which owns

                     99% Flores III Ltda & Cia SCA ESP

               (v)   0.0025% Flores III Ltda & Cia SCA ESP

          (5)        1% IGC Uch, LLC, which owns

                     50% Tenaska UPL(L) Corp, which owns
               (i)   30.81 %UPLLHC-1, which owns

                     99% Uch Power Limited

               (ii)  30.81% UPLHC-II, which owns

                     1% Uch Power Limited

          (6)        99% IGC ELCO Partnership, LLC, which owns

               (i)   66.7% ELCO Power Investment Co., which owns

                     15% Electicidad de Cartes S. de R. L. de C. V.

              (ii)   15.21% Electicidad de Cortes S. de R. L. de C. V.

          (7)        99% IGC Jamaica Partnership, LLC , which owns

                     17.73% Doctor Bird Power Co. Ltd., which owns

                     99% Jamaica Energy Partners

          (8)        100% IGC (Wind), LLC (a Cayman Islands LLC), which owns

               (i)   65% Plantas Eolicas S de R. L.

               (ii)  100% The PESA Trust, which owns

                     100% Generacion Eolica, Ltda,

          (9)        99% IGC Aguaytia Partners LLC, which owns

                     15.78% of Aguaytia Energy, LLC, which owns

               (i)   100% Peru Energy Holdings, which owns

                     1% Peru Energy Holdings, LLC, which owns

                     2.762% Aguaytia Energy Del Peru S. R. Ltda

               (ii)  99% Peru Energy Holdings, LLC, which owns

                     2.762% Aguaytia Energy Del Peru S. R. Ltda

               (iii) 97.2238% Aguaytia Energy Del Peru S. R. Ltda


Dynegy

     Dynegy Inc., owns

     100% of Dynegy Power Corp., which owns

     (1)  50% WPC (Generation) Holdings LLC, which owns

          100% West Coast Power LLC, which owns

          (i)   100% Cabrillo Power I LLC;

          (ii)  100% Cabrillo Power II LLC;

          (iii) 100% El Segundo Power, LLC; and

          (iv)  100% Long Beach Generation LLC

     (2)  100% James River Energy Corp., which owns

          50% Commonwealth Atlantic Limited Partnership

     (3)  100% Hartwell Independent Power Partners, Inc., which owns

          1% Hartwell Energy Limited Partnership

     (4)  100% Hart County IPP, Inc., which owns

          49% Hartwell Energy Limited Partnership ( a Delaware limited partnership)

     (5)  100% RRP Company, which owns

          100% Termo Santander Holding, LLC, which owns

          50% Rocky Road Power, LLC